UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 19, 2015	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Voting Results of the 24th Ordinary General Meeting of Shareholders

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

June 19, 2015

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kaoru Kato

President and CEO

VOTING RESULTS OF

THE 24th ORDINARY GENERAL MEETING OF SHAREHOLDERS

All of the resolutions were approved at the 24th Ordinary General Meeting of Shareholders held on June 18, 2015.

Matters reported

(1)	Date for the Ordinary General Meeting of Shareholders:

June 18, 2015

(2)	Matters resolved:

Item 1:	Appropriation of Retained Earnings

(1) Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥35 per share of common stock of the Company Total Amount of Dividend Payment: ¥135,851,934,925

(2) Effective Date of the Appropriation of Dividends from Retained Earnings June 19, 2015

Item 2:	Partial Amendments to Articles of Incorporation

In connection with the enforcement of the “Act for Partial Revision of the Companies Act” (Act No. 90 of 2014) on May 1, 2015, which allows directors without executive authority over operations and members of the audit & supervisory board who are not outside audit & supervisory board members to enter into liability limitations agreements, the Company had decided to make necessary amendments to parts of Paragraph 2 of Article 24 (Exemptions from Liabilities of Directors) and Paragraph 2 of Article 31 (Exemption from Liabilities of Audit & Supervisory Board Members) of the existing Articles of Incorporation of the company.

Item 3:	Election of 4 Audit & Supervisory Board Members

Naoto Shiotsuka, Toshimune Okihara, Yutaka Kawataki and Eiko Tsujiyama were elected and appointed as audit & supervisory board members.

(3)	The number of votes for, votes against or abstentions on each proposal, requirements for approval and voting results:

Matters resolved	Number of votes for proposal	Number of votes against proposal	Number of abstentions	Requirements for approval	Voting results and ratio of voting for proposal (%)

Item 1	34,546,220	10,903	9,110	*1	Approved	99.34%

Item 2	34,504,569	52,595	9,115	*2	Approved	99.22%

Item 3

Naoto Shiotsuka	29,009,247	5,543,512	13,371		Approved	83.42%

Toshimune Okihara	28,756,954	5,795,801	13,379	*3	Approved	82.69%

Yutaka Kawataki	34,539,585	17,519	9,035		Approved	99.32%

Eiko Tsujiyama	34,515,801	41,285	9,052		Approved	99.25%

*1	Resolution shall be approved at the shareholder meeting by a vote of half or more of the voting rights represented thereat.

*2

Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of two-third (2/3) or more of the voting rights represented thereat.

*3

Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of half or more of the voting rights represented thereat.

(4)	Notes regarding the calculation of the number of votes exercised by certain shareholders at the meeting:

All agenda items respectively met the requirements for approval by the sum of the votes exercised up to the day prior to the Meeting, plus the number of votes exercised by certain shareholders present at the meeting, who could be confirmed with votes for, against or abstaining on each proposal. Consequently, we did not calculate the number of votes for, against or abstaining with respect to shareholders present at the meeting, with the exception of those by aforementioned certain shareholders.